SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OI S.A.

(Name of subject company (Issuer))

OI S.A.

(Name of Filing Person (Offeror))

Preferred Shares, without par value (including in the form of American Depositary Shares)	N/A (CUSIP number of Preferred Shares) 670851 401
(Title of classes of securities)	(CUSIP number of Preferred ADSs)

Flavio Nicolay Guimarães

Investor Relations Officer

Rua Humberto de Campos, 425

8º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-2918

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Mark O. Bagnall

White & Case LLP

Southwest Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$121,598,933.98	US$14,129.80

(1)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). the Transaction Valuation was calculated assuming the conversion of all outstanding preferred shares of Oi, no par value (the “Preferred Shares”), other than Preferred Shares owned directly or indirectly by the Filing Person and its subsidiaries, and all outstanding American Depositary Shares, each representing one Preferred Share (the “Preferred ADSs”). The Transaction Valuation (estimated solely for purposes of computing the filing fee pursuant to Rule 0-11 under the Exchange Act) is calculated as the sum of (1) 42,264,308, the number of Oi Preferred Shares held directly by U.S. residents eligible to be converted into common shares of Oi, no par value (the “Common Shares”), in the offer, multiplied by US$0.80, the average of the high and low prices of the Preferred Shares as reported on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros, or the “BM&FBOVESPA”) on August 27, 2015, converted into U.S. dollars based on an exchange rate of R$3.555=US$1.00, the PTAX selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil) on August 27, 2015, and (2) 112,548,061, the number of outstanding Preferred ADSs eligible to be exchanged for American Depositary Shares, each representing one Common Share (the “Common ADSs”), in the offer, multiplied by US$0.78, the average of the high and low prices of the Preferred ADSs as reported on the New York Stock Exchange on August 27, 2015.
(2)	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 3 for fiscal year 2015, is US$116.20 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00011620.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Oi S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or Oi, to convert (1) any and all outstanding preferred shares of Oi, no par value (the “Preferred Shares”), other than Preferred Shares owned directly or indirectly by Oi and its subsidiaries, into common shares of Oi, no par value (the “Common Shares”), at a ratio of 0.9211 Common Shares for each Preferred Share, plus cash in lieu of any fractional share, and (2) any and all outstanding American Depositary Shares, each representing one Preferred Share (the “Preferred ADSs”), into American Depositary Shares, each representing one Common Share (the “Common ADSs”) , plus cash in lieu of any fractional ADS, upon the terms and subject to the conditions set forth in the offer to convert dated September 2, 2015, (the “Offer to Convert”) and in the related letter of transmittal (the “Letter of Transmittal”), a copies of which are attached hereto as Exhibit (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Convert, including, without limitation, all schedules thereto, and the related Letter of Transmittal, is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10 Financial Statements.

Not applicable.

Item 12 Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Convert dated September 2, 2015.

(a)(1)(B)	Form of Letter of Transmittal to transmit American Depositary Shares.

(a)(1)(C)	Form of Letter to Brokers and Other Securities Intermediaries.

(a)(1)(D)	Notice of Tender Offer for Conversion of Preferred Shares issued by Oi S.A. dated September 2, 2015 (English translation).

(b)	None

(d)(1)	Call Option Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.18 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

(d)(2)	First Amendment to the Call Option Agreement and Other Covenants, dated March 31, 2015, among PT International Finance B.V., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A. (English translation) (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. filed on May 7, 2015).

(d)(3)	Terms of Commitment, dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.19 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

(d)(4)	First Amendment to the Terms of Commitment, dated March 31, 2015, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 4.09 to Form 20-F of Oi S.A. filed on May 7, 2015).

(d)(5)	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of February 19, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 3.15 to Form 20-F of Oi S.A. filed on March 11, 2014).

(d)(6)	Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of September 8, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 99.16 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

(d)(7)	Second Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of March 31, 2015, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 3.23 to Form 20-F of Oi S.A. filed on May 7, 2015).

(g)	None

(h)	None

Item 13 Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2015

Oi S.A.

By:	/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Executive Officer

By:	/s/ Flavio Nicolay Guimarães
	Name:	Flavio Nicolay Guimarães
	Title:	Chief Financial Officer and
Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Convert dated September 2, 2015.

(a)(1)(B)	Form of Letter of Transmittal to transmit American Depositary Shares.

(a)(1)(C)	Form of Letter to Brokers and Other Securities Intermediaries.

(a)(1)(D)	Notice of Tender Offer for Conversion of Preferred Shares issued by Oi S.A. dated September 2, 2015 (English translation).